Item 77D

Scudder High-Yield Fund, a series of SCUDDER HIGH YIELD SERIES

Scudder High-Yield Fund, a series of Scudder High Yield Series, changed its name-related investment policy. Prior to February 1, 2002, the Fund's policy stated that the fund pursues its goal by normally investing at least 65% of total assets in junk bonds, which are those rated below the fourth credit grade (i.e., BB/Ba and below). The policy was revised as follows: Under normal circumstances, the Fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in junk bonds, which are those rated below the fourth credit grade (i.e., BB/Ba and below).